

April 10, 2015

William Stone
Chief Executive Officer
Digital Turbine, Inc.
1300 Guadalupe Street, Suite 302
Austin, TX 78701

> **Re: Digital Turbine, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 19, 2015**
> **File No. 333-202862**

Dear Mr. Stone:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 17

1.   Please identify the natural person or persons who exercise sole or shared voting or investment power over North Atlantic SBIC IV, L.P. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibit Index

2.   We note that you intend to file certain exhibits to your registration statement by amendment or as an exhibit to a Form 8-K that is incorporated by reference. In particular, we refer to the form of debt indenture that you intend to file as Exhibit 4.3 and the legal opinion that you intend to file as Exhibit 5.1. Please be advised that these two exhibits will need to be filed with a pre-effective amendment to your registration statement and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For

guidance with respect to the form of indenture, refer to Interpretation 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Katherine J. Blair, Esq.
        Manatt, Phelps & Phillips, LLP